July 28, 2010
VIA EDGAR CORRESPONDENCE AND FAX
Dana Hartz
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Fax: (202) 772-9198

Re:	Catalyst Health Solutions, Inc. Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-31014

Dear Ms. Hartz:

On behalf of Catalyst Health Solutions, Inc. (the “Company”), we are responding to your letter dated July 15, 2010 with respect to the above-referenced filings. Pursuant to my telephone conversation with you on July 28, 2010, the Company hereby confirms its expectation that, on or before August 13, 2010, it will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2277.

Very truly yours,

/s/ Scott C. Herlihy
Scott C. Herlihy of LATHAM & WATKINS LLP

cc:	Hai V. Tran, Chief Financial Officer and Chief Accounting Officer Catalyst Health Solutions, Inc.